Contact

www.linkedin.com/in/patrickweeks
(LinkedIn)

Top Skills

Leadership
Logistics Management
Start-ups

Patrick Weeks

Area General Manager at Sonder
Arlington, Virginia, United States

Summary

I build motivated teams so innovative ideas for serving people can become reality.

My calling is the leadership challenge of scaling B2C tech companies with robust real-world operations.

Startup business operations generalist. Entrepreneur. Team builder. Former Marine Corps logistics officer. Business coach. Accomplished in 15+ years of leadership, operations, recruiting, and growth. I love organizing stuff.

Experience

Sonder Inc.

4 years 10 months

Area General Manager
August 2021 - Present (1 year 5 months)
VA/DC/MD

Sonder is an upstart hospitality company combining the service of a hotel with the appeal of a furnished apartment, all enabled by cutting-edge technology and award-winning design.

Responsible for launching and scaling our DC-area market, and I am now Area General Manager of all VA/DC/MD, owning the following functions:
• Strategy
• Business Development
• Operations Management
• Recruiting
• P&L Ownership
• Government Relations
• Community Engagement
• Vendor Management

General Manager

March 2018 - August 2021 (3 years 6 months)
Washington D.C. Metro Area

DonorSee
Board of Directors
2017 - Present (5 years)

A disruptive technology platform, DonorSee serves the poorest people in the world on the worst day of their lives, with personalized video updates on every donation. www.donorsee.com

Self-Employed
Executive Coach
2017 - Present (5 years)

Overwhelmed entrepreneurs can get stuck leading their growth strategy. My coaching walks them through in-depth exercises to improve their approach. This allows them to lead profitable growth with more clarity, less anxiety, and have a life at the same time. www.ptweeks.com for more.

I provide my clients with support in three areas:
•Growth Strategy
•Personal High Performance Habits
•Accountability

Notarize, Inc
Operations Manager
June 2017 - February 2018 (9 months)

Sandboxx
Chief Revenue Officer
June 2016 - June 2017 (1 year 1 month)

EY
Project Manager
April 2014 - June 2016 (2 years 3 months)

United States Marine Corps
Logistics Officer
2009 - 2014 (5 years)
Lashkargah District, Helmand, Afghanistan

Education

University of Virginia Darden School of Business

MBA, Entrepreneurship, Strategy · (2016 - 2018)

Grove City College

BS, Business Economics, Finance